UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 24)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  BLUEFLY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    096227103
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 15, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 12 Pages

CUSIP NO. 096227103                                           PAGE 2 OF 12 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                            7             Sole Voting Power
Number of                                      49,226,779
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       49,226,779
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            49,226,779

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            38.4%

14       Type of Reporting Person (See Instructions)

                                            OO, IV

CUSIP NO. 096227103                                           PAGE 3 OF 12 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      49,226,779
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       49,226,779
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            49,226,779

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            38.4%

14       Type of Reporting Person (See Instructions)

                                            PN, IA

CUSIP NO. 096227103                                           PAGE 4 OF 12 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      49,226,779
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       49,226,779
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            49,226,779

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            38.4%

14       Type of Reporting Person (See Instructions)

                                            OO

CUSIP NO. 096227103                                           PAGE 5 OF 12 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      49,226,779
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       49,226,779
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            49,226,779

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            38.4%

14       Type of Reporting Person (See Instructions)

                                            OO, IA

CUSIP NO. 096227103                                           PAGE 6 OF 12 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SFM Domestic Investments LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      1,609,902
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       1,609,902
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,609,902

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            1.3%

14       Type of Reporting Person (See Instructions)

                                            OO

CUSIP NO. 096227103                                           PAGE 7 OF 12 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [X]

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
Number of                                      50,836,681
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       50,836,681
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            50,836,681

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            39.7%

14       Type of Reporting Person (See Instructions)

                                            IA

CUSIP NO. 096227103                                           PAGE 8 OF 12 PAGES

This Amendment No. 24 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares" or "Common Stock"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 24 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Quantum Industrial Partners LDC ("QIP");

                  (ii) QIH Management Investor, L.P. ("QIHMI");

                  (iii) QIH Management LLC ("QIH Management");

                  (iv) Soros Fund Management LLC ("SFM LLC");

                  (v) SFM Domestic Investments LLC ("SFM Domestic Investments");
                      and

                  (vi) Mr. George Soros ("Mr. Soros").

     This Statement relates to the Shares and other securities convertible into Shares held for the accounts or benefit of QIP and SFM Domestic Investments. QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.

     On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. Mr. Soros intends to appeal this decision to the European Court of Justice.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

     Except as otherwise set forth in Item 6 hereof, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any

CUSIP NO. 096227103                                           PAGE 9 OF 12 PAGES


of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     According to information provided by the Issuer, the number of Shares outstanding was 128,205,660 as of June 15, 2006.

     (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 49,226,779 Shares (approximately 38.4% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account or benefit of QIP). This number consists of (A) 48,599,355 Shares, (B) 587,424 Shares issuable upon the exercise of warrants held for the account of QIP, and (C) 40,000 Shares issuable in the aggregate upon the exercise of options held for the benefit of QIP by an employee of SFM LLC and an advisor to QIP who serve on the Issuer's board of directors.

     (ii) SFM Domestic Investments may be deemed the beneficial owner of 1,609,902 Shares (approximately 1.3% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of (A) 1,590,682 Shares, and (B) 19,220 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments.

     (iii) Mr. Soros may be deemed to be the beneficial owner of 50,836,681 Shares (approximately 39.7%) of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts or benefit of QIP and SFM Domestic Investments). This number consists of (A) 49,226,779 Shares which may be deemed to be beneficially owned by QIP as described above, and (B) 1,609,902 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above. Mr. Soros disclaims beneficial ownership of any securities not held directly for his account.

     (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 49,226,779 Shares which may be deemed to be beneficially owned by QIP as described above.

     (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 1,609,902 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.

     (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of the 50,836,681 Shares which may be deemed to be beneficially owned by QIP and SFM Domestic Investments as described above.

     (c) Except as described herein, there have been no transactions effected with respect to the Shares since June 7, 2006 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

     (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

CUSIP NO. 096227103                                          PAGE 10 OF 12 PAGES

     (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On June 5, 2006, QIP, SFM Domestic Investments, the Issuer and the other parties named therein (the "New Investors") entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which the Issuer had agreed to issue to the New Investors, and the New Investors had agreed to purchase from the Issuer, at the closing, an aggregate of 60,975,610 shares of the Issuer's Common Stock, for a per share price of $0.82 and for an aggregate purchase price of $50,000,000, subject to pre-emptive rights held by holders of the Series D Convertible Preferred Stock (other than QIP and SFM Domestic Investments, each of which have waived such rights). The transactions contemplated by the Purchase Agreement closed on June 15, 2006, and 60,772,594 shares of the Issuer's Common Stock were issued to the New Investors and certain holders of the Series D Convertible Preferred Stock who exercised the pre-emptive rights described above. On June 15, 2006, in accordance with the terms of the Purchase Agreement, QIP and SFM Domestic Investments converted (the "Conversion") all of the outstanding shares of Series A, Series B, Series C, Series D, Series E and Series F Convertible Preferred Stock of the Issuer (collectively, the "Preferred Stock"), held by QIP and SFM Domestic Investments into shares of Common Stock. On the same date the Issuer paid to QIP and SFM Domestic Investments, in cash, the principal amount and all accrued interest on the Notes (as defined below) and all of the accrued dividends, other than a portion of the accrued dividends on the shares of Series D Convertible Preferred Stock. The Issuer paid, pursuant to the terms of the Series D Convertible Preferred Stock, approximately $604,000 of accrued and unpaid dividends on the Series D Convertible Preferred Stock through the issuance of 794,641 shares of Common Stock. "Notes" means, collectively, the Issuer's Convertible Promissory Notes, dated July 16, 2003, in the aggregate principal amount of $1,936,564 payable to the order of QIP and $63,436 payable to the order of SFM Domestic Investments and the Convertible Promissory Notes, dated October 17, 2003, in the aggregate principal amount of $1,936,564 payable to the order of QIP and $63,436 payable to the order of SFM Domestic Investments.

     In the Purchase Agreement, each of QIP, SFM Domestic Investments and the New Investors agreed to a standstill provision with the Issuer whereby QIP, SFM Domestic Investments and the New Investors will not, without the prior approval of a majority of the independent members of the Board of Directors of the Issuer (the "Board of Directors"), directly or indirectly, (i) for a period of three years from June 15, 2006 (the "Closing Date"), except as provided in the Purchase Agreement, purchase or acquire, or agree to purchase or acquire, any shares of capital stock of the Issuer; (ii) for a period of five years from the Closing Date, except as provided in the Voting Agreement (as defined below) or the Purchase Agreement, join a partnership, limited partnership, syndicate or other group within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), including a group consisting of other New Investors for the purpose of acquiring, holding or voting any shares of capital stock of the Issuer, or (iii) for a period of three years from the Closing Date, except as provided in the Purchase Agreement seek to commence a proxy contest or other proxy solicitation for the purposes of modifying the composition of the Board of Directors.

CUSIP NO. 096227103                                          PAGE 11 OF 12 PAGES



     In the Purchase Agreement, QIP, SFM Domestic Investments and the New Investors have agreed that for a period of six months after the Closing Date, they will not sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to, any shares of capital stock of the Issuer (other than the lending of such shares held in brokerage accounts for margin purposes). In addition, the Purchase Agreement provides that, for a period of one year from the Closing Date, upon any financing of the Issuer of its Common Stock, each of QIP, SFM Domestic Investments and the New Investors will have a right of first refusal to purchase additional shares of Common Stock, upon the terms and subject to the limitations set forth in the Purchase Agreement.

     On the Closing Date, QIP and SFM Domestic Investments entered into a Voting Agreement (the "Voting Agreement") with the New Investors and the Issuer, pursuant to which, subject to certain minimum ownership thresholds, (i) QIP and SFM Domestic Investments have the right to designate three members of the Board of Directors, (ii) each of the New Investors have the right to designate one member of the Board of Directors, and (iii) each of the QIP, SFM Domestic Investments and the New Investors agree to vote in favor of the election to the Board of Directors the designees of the other parties to the Voting Agreement. In addition, the Issuer agreed in the Voting Agreement to appoint certain of the designees of QIP, SFM Domestic Investments and the New Investors on the Board of Directors to certain committees of the Board of Directors. QIP, SFM Domestic Investments and the New Investors also agreed in the Voting Agreement that, for a period of 6 months after the Closing Date, they will not vote any shares of capital stock of the Issuer owned by them in favor of any merger, consolidation, sale, or other similar transaction involving the sale of any outstanding shares of capital stock of the Issuer.

     The foregoing descriptions of the Purchase Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by the terms of each such document which were incorporated herein by reference to Amendment No. 23 to the Initial Statement and which have been filed as exhibits to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 7, 2006.

     As a result of the arrangements described above, including, but not limited to the Voting Agreement, the Reporting Persons and the New Investors may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a "group" exists.

     For information on the New Investors please see such reports on Schedule 13D filed by the New Investors with the Securities and Exchange Commission on June 15, 2006. The Reporting Persons take no responsibility for such filings or the completeness or accuracy of any information contained therein.

     Except as set forth herein, and as otherwise previously reported in the Initial Statement as amended, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

CUSIP NO. 096227103                                          PAGE 12 OF 12 PAGES



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 19, 2006                QUANTUM INDUSTRIAL PARTNERS LDC

                                   By:    /s/ JAY SCHOENFARBER
                                          --------------------------------------------
                                   Name:  Jay Schoenfarber
                                   Title: Attorney-in-Fact

                                   QIH MANAGEMENT INVESTOR, L.P.

                                   By: QIH Management LLC,
                                       its General Partner

                                       By:  Soros Fund Management LLC,
                                            its Managing Member

                                       By:  /s/ Jay Schoenfarber
                                            -------------------------------------------
                                       Name:   Jay Schoenfarber
                                       Title:  Assistant General Counsel

                                   QIH MANAGEMENT LLC

                                   By: Soros Fund Management LLC,
                                       its Managing Member

                                       By: /s/ Jay Schoenfarber
                                           --------------------------------------------
                                       Name:  Jay Schoenfarber
                                       Title: Assistant General Counsel

                                   SOROS FUND MANAGEMENT LLC

                                   By:  /s/ Jay Schoenfarber
                                       ------------------------------------------------
                                   Name:  Jay Schoenfarber
                                   Title: Assistant General Counsel

                                   SFM DOMESTIC INVESTMENTS LLC

                                   By: /s/ Jay Schoenfarber
                                       ------------------------------------------------
                                   Name:  Jay Schoenfarber
                                   Title: Attorney-in-Fact

                                   GEORGE SOROS

                                   By: /s/ Jay Schoenfarber
                                       ------------------------------------------------
                                   Name:  Jay Schoenfarber
                                   Title: Attorney-in-Fact

